SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 13 June 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release – Rights Trading

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 13 June 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

June 13, 2012

Trading in Ivanhoe Mines rights begins June 14, 2012

VANCOUVER, CANADA – Ivanhoe Mines announced today that rights to be issued under the company’s previously announced rights offering will begin trading on a ‘when issued’ basis on Thursday, June 14, 2012, on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and on the NASDAQ Stock Market. The ‘when issued’ trading will allow trading of the rights before they are formally issued and the resulting conditional transactions are settled after the rights have been issued to shareholders.

On the TSX, the Ivanhoe rights will trade under the symbol IVN.RT.

On the NYSE, the Ivanhoe rights will trade under the symbol IVN RT WI (the symbol was previously reported as IVN.WIRT) until June 27, 2012, following which they will trade under the symbol IVN RT.

On NASDAQ, the Ivanhoe rights will trade under the symbol IVN.V until June 27, 2012, following which they will trade under the symbol IVN.R.

Details of the rights offering are contained in the final prospectus dated June 7, 2012, which is available on SEDAR and EDGAR. The rights offering was summarized in a news release issued by Ivanhoe Mines on June 8, 2012.

Key terms contained in the final prospectus for the rights offering include:

•	Each Ivanhoe Mines shareholder will receive one transferable right for each share of common stock owned as of June 19, 2012, the record date for the rights offering.

•	Every 20 rights will entitle the holder to purchase seven (7) common shares of Ivanhoe Mines.

•

Each holder may choose a subscription price of either US$7.00 per share or CDN$7.17 per share. The US and Canadian subscription prices represent a discount of approximately 32% to the closing prices of US$10.31 on the NYSE and CDN$10.62 on the TSX on June 7, 2012.

•	Approximately 260 million common shares are expected to be issued under the rights offering, which would represent approximately 35% of Ivanhoe’s current outstanding shares.

•	A rights-offering prospectus and rights certificate will be mailed to each shareholder of record on June 27, 2012, subject to applicable law.

•	The rights offering will be open for exercise for 21 days from the date of mailing to shareholders and will expire at 5:00 p.m. Eastern Standard Time (EST) on July 19, 2012.

•	Trading of the rights on the TSX will stop at noon (EST) on July 19, 2012. On the NYSE and NASDAQ, trading of the rights will stop at the close of trading on July 18, 2012.

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Shareholders who do not wish to exercise their rights to buy new common shares under the offering will have the option of selling the rights that they receive from Ivanhoe Mines through the TSX, the NYSE or NASDAQ.

•

Shareholders who do not exercise all of their rights will have their present ownership interests in Ivanhoe Mines reduced, as a percentage of the total outstanding common shares, as a result of the rights offering.

Rio Tinto has committed to take up its full basic subscription privilege under the rights offering with respect to its 51% shareholding in Ivanhoe, subject to certain conditions. Rio Tinto will also provide a standby commitment for the full amount of the US$1.8 billion rights offering, subject to certain conditions including the price of Ivanhoe’s common shares on the NYSE not falling below the subscription price at any time on or after the fifth business day before the expiry of the rights. Under the standby commitment, Rio Tinto is required to acquire any Ivanhoe common shares not taken up under the rights offering.

Persons trading in the “when issued” market should be aware that the acquisition and beneficial ownership reporting rules under Canadian securities laws will apply to purchases of “when issued” rights of Ivanhoe Mines; U.S. beneficial ownership reporting rules also will apply.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

For further information, please contact:

Investors	Media

Jason Combes	Tony Shaffer
Phone: +1 604.648.3920	Phone: +1 604.648.3934
Email: jasonco@ivancorp.net	Email: tonysh@ivancorp.net

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to whether or not the above contemplated rights offering will be successfully completed in the future, statements regarding the gross proceeds expected to be raised thereby and the number and percentage of shares expected to be issued thereunder, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” included in the final prospectus or in the company’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling 1-604-688-5755.

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